Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.                                       Name and Address of Company

Challenger Energy Corp. (“Challenger” or the “Company”)

Suite 200, 744 - 4th Avenue S.W.
Calgary, Alberta T2P 3T4
Canada

2.                                       Date of Material Change

August 15, 2007

3.                                       News Release

A press release disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire, Incorporated on August 15, 2007 and would have been received by the securities commissions where the Company is a “reporting issuer” and the stock exchange on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.                                       Summary of Material Change

Mr. Neil MacKenzie, has resigned his position as Chief Executive Officer of the Company effective August 15, 2007.  Mr. Dan MacDonald, current President of Challenger, will assume the role as the Company’s Chief Executive Officer.

5.                                       Full Description of Material Change

Mr. Neil MacKenzie, has resigned his position as Chief Executive Officer of the Company effective August 15, 2007.  Mr. Dan MacDonald, current President of Challenger, will assume the role as the Company’s Chief Executive Officer. Mr. MacKenzie will remain a director of the Company.

6.                                       Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.                                       Omitted Information

Not Applicable

8.                                       Executive Officer

For further information, please contact Manjeet Dhillon, Chief Financial Officer of Challenger by telephone at
(403) 503-8813, or by fax at (403) 503-8811.

9.                                       Date of Report

DATED August 16, 2007.